Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

1st February, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following:

(1) A letter dated 31st January, 2008 alongwith Un audited Consolidated financial results for the quarter and nine months ended 31st December, 2007.

(2) A letter dated 31st January, 2008 alongwith Un audited Stand alone financial results for the quarter and nine months ended 31st December, 2007.

(3) A letter dated 31st January, 2008 alongwith Media Release dated 31st January, 2008.

(4) A letter dated 31st January, 2008 intimating allotment of equity shares on conversion of FCCBs.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

January 31, 2008

Exemption File No.82-35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Un-audited Consolidated Financial Results for the Quarter and nine months ended 31st December, 2007

Further to our letter dated 23rd January, 2008, we enclose herewith Un-audited Consolidated Financial Results for the quarter and nine months ended 31st December, 2007.

The above financial results were approved by the Board of Directors at its meeting held on 31st January, 2008, pursuant to Clause 41 of the Listing Agreement.

Un-audited Financial Results (Stand alone) for the quarter and nine months ended 31st December, 2007 follows by a separate letter.

We also wish to inform you that since the Company has significant subsidiaries, in order to disseminate the relevant and complete financial information to the investors / stake holders, the Board of Directors had opted and published the Un-audited Consolidated Financial Results for the quarter and half year ended 30th September, 2007 in the news papers pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Anil Dhirubhai Ambani Group
website: www.reliancecommunications.com
Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Consolidated Financial Results for the Quarter and Nine months ended 31st December, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended		Nine months ended		Previous Year ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st- Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	4,776.26	3,725.72	13,577.38	10,388.89	17,190.37
2	Other Income	97.94	29.58	179.00	142.48	249.88
3	**Total Income (1+2)**	**4,874.20**	**3,755.30**	**13,756.38**	**10,531.37**	**17,440.25**
4	**Expenditure**					
	a) Access Charges	782.10	695.66	2,135.18	2,014.21	3,530.50
	b) License Fee	336.74	253.41	926.92	770.26	1,243.81
	c) Employee Cost	308.72	219.98	860.70	662.78	1,128.80
	d) Depreciation and Amortisation	725.17	652.44	2,019.67	1,827.54	2,919.28
	e) Other Expenses	1,340.23	1,063.28	3,950.99	3,019.29	4,810.63
	e) Total	**3,492.96**	**2,884.77**	**9,893.46**	**8,294.08**	**13,633.02**
5	Financial Charges (Net)	(151.80)	(69.89)	(391.62)	18.94	98.38
6	Exceptional Items	-	2.99	(1,221.73)	32.99	109.32
7	**Profit Before tax (3 - 4 - 5 - 6)**	**1,533.04**	**937.43**	**5,476.27**	**2,185.36**	**3,599.53**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	137.90	13.01	310.86	46.61	73.10
9	**Profit after tax (Before adjustment of Minority Interest and Associates) (7- 8)**	**1,395.14**	**924.42**	**5,165.41**	**2,138.75**	**3,526.43**
10	Share of Minority Interest	22.00	(0.04)	1,266.42	(0.04)	(4.92)
11	Share of Associates	0.31	0.01	1.11	0.01	0.53
	Profit after Tax (after adjustment of Minority Interest and Associates) (9 - 10 - 11)	**1,372.83**	**924.45**	**3,897.88**	**2,138.78**	**3,530.82**
12	Paid-up Equity Share Capital (Face Value of Rs.5 each)	1,031.44	1,022.31	1,031.44	1,022.31	1,022.31
13	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					**21,908.34**
14	Earning per Share (Not annualised)					
	- Basic Rs.	6.70	4.52	19.03	10.46	17.56
	- Diluted Rs.	6.36	4.45	18.07	10.31	16.71
15	Public Shareholding					
	Number of shares	698,060,307	679,793,530	698,060,307	679,793,530	679,803,930
	Percentage of shareholding	33.84%	33.25%	33.84%	33.25%	33.25%

Segment wise Revenue, Results and Capital Employed

Rs. in Crore

Sl. No.	Particulars	Three months ended		Nine months ended		Previous Year ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st- Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
16	**Segment revenue**					
	a) Wireless	3,956.65	2,752.00	11,052.70	5,006.40	12,818.43
	b) Global	1,329.94	1,333.47	3,949.35	2,549.76	7,050.79
	c) Broadband	456.35	316.06	1,276.78	498.15	1,312.98
	d) Investments	69.84	43.85	128.39	79.38	130.18
	d) Others / Unallocated	84.61	33.07	233.76	136.22	418.57
	Total	**5,897.39**	**4,478.45**	**16,640.98**	**8,269.91**	**21,730.95**
	Less: Inter segment Revenue	(1,023.24)	(723.15)	(2,884.60)	(1,493.81)	(4,290.70)
	Income from Operations	**4,874.15**	**3,755.30**	**13,756.38**	**6,776.10**	**17,440.25**
17	**Segment results**					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	1,073.79	549.99	3,025.64	1,531.43	2,737.21
	b) Global	193.52	249.09	573.72	544.39	861.61
	c) Broadband	161.73	109.05	440.08	244.70	349.90
	d) Investments	69.84	43.85	128.39	79.38	111.13
	e) Others / Unallocated	(117.56)	(81.45)	(304.91)	(162.61)	(252.62)
	Total	**1,381.32**	**870.53**	**3,862.92**	**2,237.29**	**3,807.23**
	Less : Financial Charges (Net)	(151.80)	(69.89)	(391.62)	18.94	98.38
	Less : Other Unallocable expenditure net of un-allocable income	-	2.99	(1,221.73)	32.99	109.32
	Total Profit Before Tax	**1,533.12**	**937.43**	**5,476.27**	**2,185.36**	**3,599.53**
18	**Capital Employed**					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	25,840.09	15,572.83	25,840.09	15,572.83	18,646.17
	b) Global	9,316.80	6,434.83	9,316.80	6,434.83	5,684.65
	c) Broadband	3,709.41	2,921.44	3,709.41	2,921.44	3,029.83
	d) Investments	11,214.02	10,027.75	11,214.02	10,027.75	14,494.71
	e) Others / unallocated	1,358.17	(1,468.99)	1,358.17	(1,468.99)	2,117.31
	Total	**51,438.49**	**33,487.86**	**51,438.49**	**33,487.86**	**43,972.67**

NOTES

1 Previous period figures have been reworked, regrouped, rearranged and reclassified, wherever required.

2 During the previous period, financial year of the Company was for fifteen months from 1st January, 2006 to 31st March, 2007.To enable relevant comparison, fourth quarter of the previous period (from 1st October, 2006 to 31st December, 2006) and nine months (from 1st April, 2006 to 31st December, 2006) of previous year have been reported as corresponding previous periods.

3 Subsequent to 31st December, 2007 , the Company has pursuant to excercise of option by holders of FCCB allotted 11,55,514 equity shares of Rs. 5 each at an aggregate premium of Rs. 54.97 crore. Consequent upon the said allotments the paid up capital of the Company has increased to 206,40,26,881 fully paid equity shares of Rs. 5 each.

4 Pursuant to the receipt of all regulatory approvals, the acquisition of Yipes Holdings Inc., USA, was completed at the close of business on 17th December, 2007. The acquisition was made through Flag Telecom Group Limited , subsidiary of the Company. Consequently, Yipes Holdings Inc., Yipes Enterprise Services Inc., Yipes Systems Inc. and YTV Inc. became subsidiaries of the Company.

Pending valuation of goodwill and completion of accounting related to the said acquisition, operational results for the period from 18th December to 31st December, 2007 is not forming part of above consolidated financial results of the Company.

5 Pursuant to the relevant approval received from the appropriate authority, the Company has acquired the entire interest with effect from 25th October, 2007 in Reliance Big TV Limited having license to operate Direct to Home Services.

6 The Company has paid requisite fees for providing telecommunication services using GSM technology amounting to Rs. 1651 crore to the Department of Telecommunications (DOT) on 19th October, 2007. Consequently, the Company has obtained permission for providing telecommunication services using GSM technology in fourteen telecom circles under its existing Unified Access Service License (UASL) from the DoT. Subsequently the Company has received start-up spectrum to launch the said services.

7 Financial charges (Net) includes an amount of Rs. 230.70 crore being the income realised and accrued on underlying investments on certain fixed maturity plans of mutual funds made by Reliance Communications Infrastructure Limited, a subsidiary of the company, during the quarter and nine months ended 31st December, 2007,

8 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on April 1, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 139.84 crore & Rs.689.89 crore for the quarter and nine months ended 31st December, 2007 respectively, relating to liabilities for acquisition of fixed assets, has been recognized in the Profit and Loss Account.

ii Gain of Rs. 0.01 crore and loss of Rs. 186.44 crore for the quarter and nine months ended 31st December, 2007 respectively arising on mark to market of Derivative Instruments is recognized in the Profit & Loss Account; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs. 56.46 crore and Rs. 600.21 crore for the quarter and nine months ended 31st December,2007 respectively is not recognised in the Profit & Loss Account.

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit would have been lower by Rs. 83.39 crore and higher by Rs. 96.76 crore for the quarter and nine months ended 31st December, 2007 respectively.

9 No complaint from Investors was pending at the beginning of the quarter. During the quarter 240 complaints were received and all the complaints were resolved. No complaint was pending as on 31st December, 2007.

10 The Company is operating Wireless, Broadband, Global, Investments and Others / Unallocated segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

11 Standalone financial results for the quarter and nine months ended 31st December, 2007 of the Company can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.reliancecommunications.com, www.nseindia.com and www.bseindia.com respectively.

12 After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st January, 2008.

For Reliance Communications Limited

Place: Mumbai
Date: 31st January, 2008.

Anil D. Ambani
Chairman

Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

January 31, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Un-audited Financial Results (Stand alone) for the Quarter and nine months ended 31st December, 2007

Further to our letter dated 23rd January, 2008 and 31st January, 2008, we enclose herewith Un-audited Financial Results (Stand alone) for the quarter and nine months ended 31st December, 2007.

The above financial results were also approved by the Board of Directors at its meeting held on 31st January, 2008, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Anil Dhirubhai Ambani Group
website: www.reliancecommunications.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Nine months ended 31st December, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended		Nine months ended		Previous Year ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st- Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	3,403.52	3,043.45	9,960.84	8,584.97	11,725.26
2	Other Income	7.30	1.04	8.88	30.40	36.65
3	**Total Income (1+2)**	**3,410.82**	**3,044.49**	**9,969.72**	**8,615.37**	**11,761.91**
4	**Expenditure**					
	a) Access Charges	740.96	661.11	2,000.57	1,927.50	2,611.40
	b) License Fee	299.31	236.25	841.88	716.46	982.24
	c) Employee Cost	232.29	162.57	640.46	491.53	684.40
	d) Depreciation and Amortisation	492.53	426.86	1,376.20	1,362.37	1,836.12
	e) Other Expenses	1,071.22	675.05	2,874.53	2,121.04	2,954.84
	f) Total	**2,836.31**	**2,161.84**	**7,733.64**	**6,618.90**	**9,069.00**
5	Financial Charges (Net)	135.73	93.61	117.13	226.97	248.16
6	Exceptional Items	-	15.00	-	45.00	23.90
7	**Profit Before tax (3 - 4 - 5 - 6)**	**438.78**	**774.04**	**2,118.95**	**1,724.50**	**2,420.85**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	2.30	3.00	43.93	17.57	12.00
9	**Profit after tax (7- 8)**	**436.48**	**771.04**	**2,075.02**	**1,706.93**	**2,408.85**
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	1,031.44	1,022.31	1,031.44	1,022.31	1,022.31
11	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					19,503.23
12	Earning per Share (Not annualised)					
	- Basic Rs.	2.12	3.77	10.13	8.35	11.98
	- Diluted Rs.	2.02	3.69	9.62	8.19	11.23
13	Public Shareholding					
	Number of shares	698,060,307	679,793,530	698,060,307	679,793,530	679,803,930
	Percentage of shareholding	33.84%	33.25%	33.84%	33.25%	33.25%

Segment wise Revenue, Results and Capital Employed

Rs. in Crore

Sl. No.	Particulars	Three months ended		Nine months ended		Previous Year ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st- Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
14	**Segment revenue**					
	a) Wireless	2,777.16	2,383.54	8,071.94	6,642.18	9,211.45
	b) Global	967.18	922.78	2,947.35	2,742.98	3,616.12
	c) Broadband	291.05	228.72	835.93	545.99	756.42
	d) Others / Unallocated	7.29	1.05	8.87	30.40	36.65
	Total	**4,042.68**	**3,536.09**	**11,864.09**	**9,961.55**	**13,620.64**
	Less: Inter segment Revenue	(631.86)	(491.60)	(1,894.37)	(1,346.18)	(1,858.73)
	Income from Operations	**3,410.82**	**3,044.49**	**9,969.72**	**8,615.37**	**11,761.91**
15	**Segment results**					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	375.74	561.05	1,494.11	1,340.82	1,890.41
	b) Global	239.73	261.46	695.17	663.70	807.37
	c) Broadband	54.10	52.31	167.56	95.56	152.36
	e) Others / Unallocated	(95.06)	7.83	(120.76)	(103.61)	(157.23)
	Total	**574.51**	**882.65**	**2,236.08**	**1,996.47**	**2,692.91**
	Less : Financial Charges (Net)	135.73	93.61	117.13	226.97	248.16
	Less : Other Unallocable expenditure net of un-allocable income	-	15.00	-	45.00	23.90
16	**Total Profit Before Tax**	**438.78**	**774.04**	**2,118.95**	**1,724.50**	**2,420.85**
17	**Capital Employed**					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	14,057.54	12,687.74	14,057.54	12,687.74	11,977.05
	b) Global	3,020.08	2,634.98	3,020.08	2,634.98	2,561.31
	c) Broadband	2,577.10	1,853.88	2,577.10	1,853.88	1,941.79
	d) Others / unallocated	23,772.92	13,640.99	23,772.92	13,640.99	18,613.23
	Total	**43,427.64**	**30,817.59**	**43,427.64**	**30,817.59**	**35,093.38**

NOTES

1 Figures of previous period have been reworked, regrouped, rearranged and reclassified, wherever required.

2 During the previous period, financial year of the Company was for fifteen months from 1st January, 2006 to 31st March, 2007.To enable relevant comparison, fourth quarter of the previous period (from 1st October, 2006 to 31st December, 2006) and nine months (from 1st April, 2006 to 31st December, 2006) of previous year have been reported as corresponding previous periods.

3 Subsequent to 31st December, 2007 , the Company has pursuant to excercise of option by holders of FCCB allotted 11,55,514 equity shares of Rs. 5 each at an aggregate premium of Rs. 54.97 crore. Consequent upon the said allotments the paid up capital of the Company has increased to 206,40,26,881 fully paid equity shares of Rs. 5 each.

4 Pursuant to the receipt of all regulatory approvals, the acquisition of Yipes Holdings Inc., USA, was completed at the close of business on 17th December, 2007. The acquisition was made through Flag Telecom Group Limited , subsidiary of the Company. Consequently, Yipes Holdings Inc., Yipes Enterprise Services Inc., Yipes Systems Inc. and YTV Inc. became subsidiaries of the Company.

5 Pursuant to the relevant approval received from the appropriate authority, the Company has acquired the entire interest with effect from 25th October, 2007 in Reliance Big TV Limited having license to operate Direct to Home Services.

6 The Company has paid requisite fees for providing telecommunication services using GSM technology amounting to Rs. 1651 crore to the Department of Telecommunications (DOT) on 19th October, 2007. Consequently, the Company has obtained permission for providing telecommunication services using GSM technology in fourteen telecom circles under its existing Unified Access Service License (UASL) from the DoT. Subsequently the Company has received start-up spectrum to launch the said services.

7 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on April 1, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 125.93 crore & Rs.664.13 crore for the quarter and nine months ended 31st December, 2007 respectively, relating to liabilities for acquisition of fixed assets, has been recognized in the Profit and Loss Account.

ii Gain of Rs. 0.01 crore and loss of Rs.186.44 crore for the quarter and nine months ended 31st December, 2007 respectively arising on mark to market of Derivative Instruments is recognized in the Profit & Loss Account; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs. 56.46 crore & Rs. 600.21 crore for the quarter and nine months ended 31st December,2007 respectively is not recognised in the Profit & Loss Account.

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit would have been lower by Rs. 69.48 crore and higher by Rs. 122.52 crore for the quarter and nine months ended 31st December, 2007 respectively.

8 No complaint from Investors was pending at the beginning of the quarter. During the quarter 240 complaints were received and all the complaints were resolved. No complaint was pending as on 31st December, 2007.

9 The Company is operating Wireless, Broadband, Global and Others / Unallocated segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

10 After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st January, 2008 and the same are subjected to limited review by the Statutory auditors of the Company.

For Reliance Communications Limited

Place: Mumbai
Date: 31st January, 2008.

Anil D. Ambani
Chairman

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

January 31, 2008

Exemption File No. 82 - 35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

Further to our letter dated 31st January, 2008, we enclose herewith Media Release dated 31st January, 2008, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl. As above

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2007

RCOM REMAINS THE MOST PROFITABLE TELECOM COMPANY IN INDIA

NET PROFIT INCREASES BY 48.5 % TO RS. 1373 CRORE (US$ 348 MILLION)

REVENUES HIGHER BY 29.8% AT RS. 4,874 CRORE (US$ 1,237 MILLION)

EBITDA MARGIN EXPANDS FROM 40.5% TO 43.2%

RETURN ON NET WORTH 35%

NET WORTH EXPANDS TO RS. 24,014 CRORE (US$ 6.1 BILLION) AND NET DEBT-EQUITY RATIO PLACED AT A CONSERVATIVE 0.28 : 1

AGGRESSIVE NETWORK EXPANSION ACCELERATED WITH RS. 8,800 CRORE (US$ 2.23 BILLION) CAPITAL EXPENDITURE DURING THE QUARTER

Mumbai, January 31, 2008: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter ended December 31, 2007.

Highlights of the financial performance for the quarter are:

- **Net Profit of Rs. 1373 crore** (US$ 348 million), **higher by 48.5%** compared to Net Profit of Rs. 924 crore (US$ 210 million) in the corresponding quarter last year.

- **EBITDA at Rs. 2,106 crore** (US$ 534 million), **growth of 38.4%. EBITDA margin expands to 43.2% from 40.5%.**

- **Revenue growth of 29.8% at Rs. 4,874 crore** (US$ 1,237 million) from Rs. 3,755 crore (US$ 851 million).

- **Return on Net Worth 35%** on the back of improved resource utilization.

- **Shareholders Equity (Net Worth) increases to Rs. 24,014 crore** (US$ 6.1 billion) - among the top three companies in India.

- **Conservative capital structure - Net Debt to Equity Ratio maintained at a conservative level of 0.28:1,** despite capex spend of Rs. 8,800 crore (US$ 2.23 billion) during the quarter.

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"The Indian telecom sector is poised at the threshold of a significant growth opportunity and RCOM, as a fully-integrated and converged service provider, is best-positioned to capture this growth."

BUSINESS REVIEW

- **WIRELESS**

Reliance Communications added 4.6 million wireless customers during the quarter, compared to 4.0 million in the corresponding quarter last year. At the close of the quarter, RCOM had **41 million wireless customers**. During the quarter, RCOM's ARPU marginally declined to Rs. 339. However, wireless revenue per minute (RPM) remained stable at 0.75 paise, as against an industry-wide trend of continuous decline.

Wireless business revenues increased by 43.8% to Rs. 3,957 crore (US$ 1,004 million) from Rs. 2,752 crore (US$ 624 million). EBITDA grew by 53.7% to Rs. 1,582 crore (US$ 401 million) from Rs. 1,029 crore (US$ 233 million). EBIDTA Margins expanded to 40.0% from 37.4%.

- **GLOBAL**

FLAG Telecom continued its momentum of major new contract wins while expanding presence into new countries and making strong progress on the deployment of its "Next Generation Network" project.

Overall, **long distance volumes increased by 22%** compared to the corresponding quarter last year to cross 754 crore (7.5 billion) minutes. Volumes in the international retail calling card showed creditable improvement despite increased competition and the customer base now exceeds 1.4 million.

EBITDA of the Global business during the quarter ended December 31, 2007 was at Rs. 343 crore (US$ 87 million) and EBITDA margin was at 25.8%.

- **BROADBAND**

The **number of access lines increased to 900,000** at the end of the quarter, a **70% increase** from 530,000 in the corresponding quarter

last year. Leveraging its network of 25,000 kms of metro fiber optic cables, RCOM expanded its wireline connectivity by 91% to more than 727,000 buildings from 380,000 buildings in the corresponding quarter last year.
New orders booked by the business during the quarter grew by 48% over the preceding quarter. Reliance Communications has a market share of over 50% of new business acquisitions in the enterprise connectivity space.

The Broadband business achieved revenue growth of 44.4% to Rs 456 crore (US$ 116 million), and EBITDA grew by 49.5% to Rs. 222 crore (US$ 56 million). EBITDA margin was at 48.7% in the quarter ended December 31, 2007, from 47% in the corresponding quarter in the previous year.

- **CORPORATE DEVELOPMENTS**

- **RCOM received start-up spectrum to offer nationwide GSM services**

RCOM recently received start-up spectrum to offer nationwide GSM services. RCOM plans to launch GSM services all over India. The launch of nationwide GSM services would enable RCOM to effectively target the fast-growing GSM market. Reliance Telecom, a subsidiary of RCOM already offers GSM services in 8 circles. We will now be nationwide GSM & CDMA player.

- **RCOM completes acquisition of Yipes Holdings, Inc.**

During the quarter, RCOM completed the acquisition of Yipes Holdings after receiving approvals from Federal Communications Commission (FCC).

The combination of Yipes' enterprise Ethernet services, FLAG Telecom's submarine cable assets and global relationships and RCOM's commitment for expansion and growth will enable the creation of a global service-delivery platform with unmatched coverage and capability. Yipes' customers will enjoy broader coverage, access to more international markets, and the rollout of new innovative services.

- **RCOM partners with Microsoft to deliver IPTV in India on the Microsoft Mediaroom Platform**

RCOM and Microsoft announced strategic partnership to deliver Reliance IPTV services in India powered by award-winning Microsoft Mediaroom Internet Protocol Television (IPTV) software platform. RCOM have the exclusive deployment right for the platform in India.

Reliance's IPTV service, powered by the Microsoft Mediaroom platform, will allow Reliance to deliver entirely new, connected and personalized television experiences for Indian consumers, with several advanced features, such as video-on-demand (VOD), digital video recording (DVR), instant channel changing, and personal media sharing. IPTV subscribers will be able to watch popular standard definition (SD) content as well as high definition (HD) content - for the first time in India - at the click of a button from the comfort of their homes, and enjoy a connected entertainment experience that will soon allow them to watch their favorite shows on their TV or PC.

* * * * *

About Reliance Communications

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 3,20,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 43 million including over 1.4 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications' corporate clientele includes 1850 Indian and multinational corporations, and over 200 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results summary

(Rs. Crore)

Particulars	3 months ended 31/12/07	3 months ended 31/12/06	Increase / (Decrease)
Turnover			
Wireless	3,957	2,752	43.8%
Global	1,330	1,334	-0.3%
Broadband	456	316	44.4%
Diversified	154	77	
Total (post eliminations)	4,874	3,755	29.8%
EBITDA			
Wireless	1,582	1,029	53.7%
Global	343	355	-3.4%
Broadband	222	149	49.5%
Diversified	-26	-7	
Total (post eliminations)	2,106	1,523	38.3%
EBITDA margin	*43.2%*	*40.5%*	2.7 ppt
Depreciation	725	652	11.2%
Financial Charges (net)	-152	-69	
Exceptional items	-	3	
PBT	1,533	937	63.6%
Tax	138	13	

PAT (before minority interest)	1,395	924	51.0%
Share of minority interest	22	-	
PAT (after minority interest)	1,373	924	48.6%

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

January 31, 2008

Exemption File No. 82-35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principle approval under Clause 24(a)

The Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,000 each, allotted **27,694** equity shares of Rs. 5 each at a predetermined premium of Rs. 475.68 per equity share on 31st January 2008.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 206,40,26,881 fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.
Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to: National Securities Depository Limited -24972993/24976351
Central Depository Services (India) Limited -22722072/22722199

END